EXHIBIT 99.1

Standard Lithium Sponsors the First Electric Vehicle Charging Stations in El Dorado, AR

EL DORADO, Ark., May 03, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), an innovative technology and lithium project development company, and South Arkansas Community College hosted Arkansas Governor Asa Hutchinson at a ribbon-cutting ceremony Monday May 2, 2022 to officially unveil six new EV charging stations. Standard Lithium partnered with Entergy, Adopt a Charger, and South Arkansas Community College on the installation of the six Level 2 – 240 volt EVCS charging stations, free for public use, located near the Murphy Arts District in downtown El Dorado, AR.

“It’s a privilege for us to sponsor this project along with our partners and South Arkansas Community College,” said Robert Mintak, CEO and Director at Standard Lithium. “Access to EV charging helps build local economies by attracting tourism and encouraging people to spend more time at local businesses and city facilities while they charge their vehicles.”

“SouthArk is very pleased to partner with Standard Lithium to bring free-to-use EV charging stations to downtown El Dorado,” said Dr. Bentley Wallace, President, South Arkansas Community College. “This new amenity will bring additional visitors to our area, driving tourism, business travel, and economic development that wouldn’t have occurred without this investment.”

“When people spot an EV driving down the road, they don’t automatically notice that the vehicle runs on electricity,” said Kitty Adams, Executive Director of Adopt a Charger. “They do see, however, when electric vehicles are plugged into charging stations at places they like to go, and have the opportunity to ask drivers about their EV experience. We are grateful to Entergy and Standard Lithium for sponsoring and funding these new EV charging stations in El Dorado.”

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

About Adopt a Charger

Adopt a Charger is a nonprofit organization founded in March 2011 to accelerate the widespread adoption of plug-in electric vehicles by broadening charging infrastructure. Our unique approach matches a sponsor with a host site located at a popular public destination: state and national parks, universities, museums, beaches and the like. Since placing its first charger at San Francisco's Crissy Field in the Golden Gate National Recreation Area, Adopt a Charger has installed over 400 charging stations in 11 states.

About Entergy Arkansas

Entergy Arkansas provides electricity to approximately 700,000 customers in 63 counties. Entergy Arkansas is a subsidiary of Entergy Corporation (NYSE: ETR), an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including nearly 9,000 megawatts of nuclear power. Entergy delivers electricity to 2.9 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of $11 billion and approximately 13,500 employees.

About South Arkansas Community College

South Arkansas Community College is a comprehensive public community college located in El Dorado, Arkansas, offering credit-based instruction leading to degrees and certificates of completion in more than 60 different areas of study falling into three academic divisions, and non-credit-based instruction including corporate education, community education, adult basic education and specialized training. It is one of the area’s leading employers, with nearly 200 full- and part-time employees. The college noted the 30th year of its existence in March of 2022.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/